SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                            SCHEDULE 13D
                         (Amendment No. 2)

             Under the Securities Exchange Act of 1934

                           OfficeMax, Inc.
                          (Name of Issuer)

                  Common Shares, without par value
                   (Title of Class of Securities)

                            67622M 10 8
                           (CUSIP Number)

                          Nancie W. LaDuke
           Kmart Corporation, International Headquarters
                     3100 West Big Beaver Road
                        Troy, MI  48084-3163
                         (810) 643-1792
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           July 25, 1995
                   (Date of Event which Requires
                     Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
     box:                                                 ( ).

     Check the following box if a fee is being paid with the
     statement:                                           ( ).

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            Schedule 13D

  CUSIP No. 67622M 10 8

 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Kmart Corporation; I.R.S. Identification No. 38-0729500
 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) ( )
                                                             (b) ( )

 (3)   SEC USE ONLY

 (4)   SOURCE OF FUNDS
            Not applicable.

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Michigan

                         (7)   SOLE VOTING POWER
                                    39,507(1)

                         (8)   SHARED VOTING POWER
                                    None
     NUMBER OF
      SHARES             (9)   SOLE DISPOSITIVE POWER
    BENEFICIALLY                    39,507(1)
      OWNED BY
   EACH REPORTING        (10)  SHARED DISPOSITIVE POWER
      PERSON                         None
      WITH

 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               39,507(1)

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                  ( )

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              Less than 1%.

 (14)  TYPE OF REPORTING PERSON
            CO

     (1) All such shares are subject to the terms of the Intercompany Agreement, dated November 9,
               1994 by and between the Company and Kmart.


               This Amendment No. 2 to a statement on
     Schedule 13D filed by Kmart Corporation, a Michigan
     corporation ("Kmart"), relates to the common shares,
     without par value (the "Common Shares"), of OfficeMax,
     Inc., an Ohio corporation (the "Company").   Unless
     otherwise indicated, information in this Amendment No.
     2 has been adjusted to reflect a 3-for-2 split of the Common Shares effected in the form of a dividend paid on July 12, 1995 (the "Share Split").

     Item 2.   Identity and Background.

               Item 2 is hereby amended by restating
     Schedule I in its entirety as attached hereto and incorporated herein by reference.

     Item 4.   Purpose of Transaction.

               Item 4 is hereby amended in its entirety to read as follows:

               On July 25, 1995, Kmart completed the sale of 18,803,526 Common Shares to a syndicate of underwriters represented by Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Dean Witter Reynolds Inc., McDonald & Company Securities, Inc., William Blair & Company, Morgan Stanley & Co. International Limited and Dean Witter International Ltd. (the "Disposition").

               As a result of the Disposition, Kmart owns
     39,507 Common Shares. Under the terms of the Intercompany Agreement dated as of November 9, 1994 (the "Intercompany Agreement"), between the Company and Kmart, all of such remaining Common Shares are issuable to certain employees of the Company upon the exercise of options granted by the Company under Option Cancellation and Amendment Agreements, dated as of November 15, 1991, between the Company and each of such employees (the "Option Agreements"). Such shares are held by the Company's transfer agent pending exercise of options which expire in 1998 and which have an exercise price of $6.01 per share.

               Except as disclosed above, Kmart does not have any plans or proposals which relate to or would result in any of the matters described in paragraphs
     (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interests in Securities of the Issuer.

               Item 5(a) is hereby amended in its entirety to read as follows:

                    (a)  Kmart owns beneficially and of
     record 39,507 Common Shares representing less than 1% of the total number of Common Shares outstanding. Such shares are required to be delivered to the Company, pursuant to the terms of the Intercompany Agreement, upon exercise of options granted by the Company to certain employees under the Option Agreements. Except as set forth in Schedule II hereto, which Schedule is incorporated herein by reference, to the knowledge of Kmart, no executive officer or director of Kmart beneficially owns any Common Shares.

               Item 5(b) is hereby amended in its entirety to read as follows:

                    (b)  Kmart has the sole power to vote,
     or to direct the vote, and the sole power to dispose of, or to direct the disposition of, all 39,507 Common
     Shares beneficially owned by it.

               Item 5(c) is hereby amended to add the
     following:

               On July 25, 1995, Kmart completed the sale of 18,803,526 Common Shares to a syndicate of underwriters represented by Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Dean Witter Reynolds Inc., McDonald & Company Securities, Inc., William Blair & Company, Morgan Stanley & Co. International Limited and Dean Witter International Ltd. at a price of $19.155 per share.

               Item 5(e) is hereby added read as as follows:

               As a result of the Disposition, on July 25, 1995, Kmart ceased to beneficially own in excess of 5% of the Common Shares.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended to add the following:

               In connection with the Disposition, Kmart entered into the Underwriting Agreement, dated July 19, 1995, by and among Kmart, the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co., Dean Witter Reynolds, Inc., McDonald & Company Securities, Inc., William Blair & Company, Morgan Stanley & Co. International Limited and Dean Witter International Ltd. (the "Underwriting Agreement"). The Underwriting Agreement provided, among other things, for sale by Kmart of 18,803,526 Common Shares to the underwriters named therein at a price of $19.155, which represented an underwriting discount of $.72 per share.

     Item 7.   Material to be Filed as Exhibits.

          Exhibit No.    Description

              11 Underwriting Agreement, dated July 19, 1995, by and among OfficeMax, Inc., Kmart Corporation, Donaldson, Lufkin & Jenrette Securities
                         Corporation, Morgan Stanley & Co.
                         Incorporated, Dean Witter Reynolds,
                         Inc., McDonald & Company
                         Securities, Inc., William Blair &
                         Company, Morgan Stanley & Co.
                         International Limited and Dean
                         Witter International Ltd.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              KMART CORPORATION

                              By: /s/ Nancie W. LaDuke
                                  Nancie W. LaDuke
                                  Vice President and
                                   Secretary

     Dated:  July 28, 1995


                               SCHEDULE I

                   DIRECTORS AND EXECUTIVE OFFICERS OF
                            KMART CORPORATION

               The names, business addresses and present principal occupations of the directors and executive officers of Kmart are set forth below. If no business address is given, the director's or officer's business address is 3100 West Big Beaver Road, Troy, Michigan 48084. The business address of each of the directors of Kmart is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

     Kmart Directors:

     Names and Business                      Present Principal
        Addresses                          Occupation of Employment

     Lilyan  H. Affinito                  Former Vice Chairman of the
     599 Lexington Avenue, 23rd Fl.         Board of Maxxam Group, Inc.
     New York, NY  10022

     Floyd Hall                           Chairman of the Board,
     3100 West Big Beaver Road              President and Chief Executive
     Troy, MI  48084                        Officer of Kmart Corporation

     Joseph A. Califano, Jr.              Chairman and President of Center on
     152 West 57th Street,                  Addiction and Substance Abuse
      12th Fl.                              at Columbia University
     New York, NY  10019

     Richard G. Cline                     Chairman and Chief Executive Officer
     1844 Ferry Road                        of NICOR, Inc.
     Naperville, IL  60563-9600

     Willie D. Davis                      President of All Pro Broadcasting,
     161 North LaBrea Avenue                 Inc.
     Inglewood, CA 90301

     Enrique C. Falla                     Executive Vice President and Chief
     2030 Dow Center                        Financial Officer of The Dow
     Midland, MI 48674                      Chemical Company

     Joseph P. Flannery                   Chairman of the Board, President and
     70 Great Hill Road                     Chief Executive Office of Uniroyal
     Naugatuck, CT 06770                    Holding, Inc.

     David B. Harper                      President of David B. Harper
                                            Management Co., Inc.

     F. James McDonald                    Retired President and Chief Operating
                                            Officer of General Motors
                                            Corporation

     J. Richard Munro                     Chairman of the Executive Committee of
     300 First Stamford Place               Time Warner Inc.
     Stamford, CT  06902

     Donald S. Perkins                    Retired Chairman of the Board of Jewel
     100 North Riverside Plaza              Companies, Inc.
     Suite 1700
     Chicago, IL  60606

     Lawrence Perlman                     Chairman & Chief Executive Officer of
     8100 34th Avenue South                 Ceridian Corporation
     Minneapolis, MN  56425-1640

     Gloria M. Shatto                     President, Berry College
     610 Mount Berry Station
     Mount Berry, GA 30149

     James O. Welch, Jr                   Retired Vice Chairman, RJR Nabisco,
     200 Dr. Forest Avenue                  Inc./Chairman, Nabisco Brands, Inc.
     East Hanover, NJ  07936

     Kmart Officers:

     F. Hall                              Chairman, President and Chief
                                            Executive Officer
     C. Chinni                            Executive Vice President,
                                            Merchandising
     R.J. Floto                           Executive Vice President and
                                            President, Super Kmart Centers
     D.W. Keeble                          Executive Vice President, Store
                                            Operations
     T.F. Murasky                         Executive Vice President and Chief
                                            Financial Officer
     A.N. Palizzi                         Executive Vice President, General
                                            Counsel
     M.P. Rich                            Executive Vice President, Strategic
                                            Planning, Finance and Administration
     K.W. Watson                          Executive Vice President, Marketing
                                            and Product Development
     F.M. Comins, Jr.                     Senior Vice President, Executive and
                                            Organization Resources
     P.J. Hueber                          Senior Vice President, Sales and
                                            Operations
     A.R. Mauro                           Senior Vice President, Distribution
                                            and Transportation
     V.G. Rago                            Senior Vice President, Chief
                                            Information Officer
     M.L. Skiles                          Senior Vice President, Corporate
                                            Facilities
     W.D. Underwood                       Senior Vice President, Vender and
                                            Product Development
     T.W. Watkins                         Senior Vice President, International
                                            Retailing
     D.V. Carter                          Vice President, Food, Super Kmart
                                            Centers
     J.P. Churilla                        Vice President and Treasurer
     J.E. Ford                            Vice President, Eastern Region
     M. Fortune                           Vice President, General Merchandise
                                            Manager - Womens Apparel and Fashion
                                            Accessories
     A.A. Giancamilli                     Vice President, General Merchandise
                                            Manager - Consumables and
                                            Commodities
     G.W. Gryson, Jr.                     Vice President, Midwestern Region
     G.K. Habeck                          Vice President, Advertising
     S.M. Kahle                           Vice President, Corporate Affairs
     C.B. Kearse                          Vice President, General Merchandise
                                            Manager - Mens and Childrens
     N.W. LaDuke                          Vice President and Secretary
     M.T. Macik                           Vice President, Human Resources --
                                            U.S. Kmart Stores
     D.R. Marsico                         Vice President, Super Kmart Centers
     D.M. Meissner                        Vice President, Western Region
     T.M. Nielsen                         Vice President, Human Resources --
                                            International
     P.J. Palmer                          Vice President, Labor Relations and
                                            Assistant General Counsel
     W.H. Parker                          Vice President and General Merchandise
                                            Manager - Home Decor
     S.M. Szymanski                       Vice President, Accounting and Finance
     J.S. Valenti                         Vice President, Southern Region



                                 SCHEDULE II

                       COMMON SHARES BENEFICIALLY OWNED
                        BY THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF KMART CORPORATION

                    The name of each Kmart director and executive officer who beneficially owns Common Shares and the number of Common Shares such director or executive officer beneficially owns are set forth below. To the knowledge of Kmart, the directors and executive officers named below have sole voting and investment power with respect to all shares beneficially owned by them. None of the directors or executive officers set forth below owns 1% or more of the Common Shares outstanding.

                                            Number of Common
          Names                          Shares Beneficially Owned

          Kmart Directors:

          Lilyan M. Affinito                                1,500
          Enrique C. Falla                                  1,500
          P. James McDonald                                 4,500
          Gloria M. Shatto                                    750

          Kmart Officers:

          T.F. Murasky                                       7,500
          A.N. Palizzi                                      16,396
          F.M. Comins, Jr.                                   1,350
          T.W. Watkins                                       3,000
          J.E. Ford                                            300
          D.R. Marsico                                         150




                                EXHIBIT INDEX

     Exhibit Number             Description

          11 Underwriting Agreement, dated July 19, 1995, by and among OfficeMax, Inc., Kmart Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Dean Witter Reynolds, Inc., McDonald & Company Securities, Inc., William Blair & company, Morgan Stanley & Co. International Limited and Dean Witter International Ltd.